SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature Page	3

Risk Alert Announcement dated July 5, 2007	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: July 6, 2007	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

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(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Price Sensitive Information

Risk Alert Announcement

This announcement is made pursuant to the general disclosure requirements under Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and members of the board of directors warrant the truthfulness, accuracy and completeness of the announcement, and jointly accept the responsibility for any false representations, misleading statements contained in, and material omissions from, this announcement.

Sinopec Shanghai Petrochemical Company Limited (the “Company”) noticed that the media including Shanghai Securities News had published a news report on 5 July 2007 which reported that the State Administration of Taxation had, in its most recent notice (the “Notice”), ordered the relevant local tax authorities to rectify, immediately, the expired concessionary tax policy for the nine listed companies authorized by the State Council to issue shares in Hong Kong in 1993 which is still being applied. The income tax differences for previous years arising from the applicable expired concessionary tax policy shall be treated in accordance with the relevant provisions under the Law on the Administration of Tax Collection.

The Company is one of the nine listed companies mentioned above. At present, the Company is actively communicating with the relevant tax authority to assess the specific situation. At present, it cannot rule out the possibility of changes in the Company’s concessionary tax policy. An announcement will be made to investors in due course if further information is obtained. The Company is evaluating the potential impact of this matter on the Company.

The board of directors of the Company advises investors to pay attention to the investment risks involved.

Board of Directors
Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 5 July 2007

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.